Exhibit 99.70

For Immediate Release:

HudBay closes Private Placement

Toronto, Ontario, December 11, 2008 – HudBay Minerals Inc. (TSX: HBM) (“HudBay”) today announced completion of the previously announced private placement by Lundin Mining Corporation (TSX: LUN; OMX: LUMI; NYSE: LMC) (“Lundin Mining”).

Pursuant to the private placement, HudBay acquired 96,997,492 common shares in the capital of Lundin Mining, representing approximately 19.9% of Lundin Mining’s outstanding common shares after issuance, at a price of Cdn. $1.40 per share, for aggregate gross proceeds to Lundin Mining of approximately Cdn. $135.8 million. Lundin Mining will use the proceeds for general corporate purposes. As a result of the completion of the private placement, HudBay and Lundin Mining have terminated their previously announced loan agreement.

HudBay remains committed to completing the acquisition of Lundin, which will provide the company’s shareholders with outstanding producing assets in stable jurisdictions and excellent development opportunities while preserving superior balance sheet strength and providing strong cash flow.

HudBay encourages shareholders to refer to the websites of HudBay (www.hudbayminerals.com) and Lundin (www.lundinmining.com) for accurate, factual information about their respective operations and the proposed acquisition of Lundin.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between HudBay and Lundin and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Lundin will approve the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction will be obtained and all other conditions to completion of the Transaction will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of HudBay and Lundin and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Lundin available at www.sedar.com, and the Annual Report on Form 40-F for the year ended December 31, 2007 of Lundin available at www.sec.gov. Although HudBay and Lundin have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay and Lundin undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

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News Release: HudBay closes private placement